Exhibit 10.1

As of February 24, 2014

Mr. William F. Borne

[Address Redacted]

Re: Amended and Restated Employment Agreement dated as of January 3, 2011, as further amended on December 29, 2011 and December 19, 2012 (the “Agreement”), by and between Amedisys, Inc. (the “Company”), Amedisys Holding, L.L.C., and William F. Borne

Dear Bill:

The purpose of this letter agreement is to set forth our mutual understanding concerning the Agreement and your departure from the Company. Specifically, we have agreed:

(i) That your stepping down as CEO, Chairman and Director effective immediately shall, for all purposes, be treated as a “termination by Executive for Good Reason” under the Agreement. Without limitation, the provisions relating to payments due to you and the requirement that you execute a release in favor of the Company and others, as well as provisions relating to non-competition, non-solicitation and standstill, shall be in full force and effect. Notwithstanding the foregoing, it is agreed that the Restricted Period (as defined in the Agreement) shall terminate 24 months following the date of the 2014 Annual Meeting.

(ii) That except as provided below all outstanding equity awards shall be treated as required by the Agreement in the event of a “termination by Executive for Good Reason” and by the pertinent plans under which those awards are outstanding.

(iii) That your non-performance based restricted stock awards will continue to vest until the date of the 2014 Annual Meeting.

(iv) That the Company agrees to provide you a total of sixty thousand dollars ($60,000.00), payable in 12 monthly installments of five thousand dollars ($5,000), to be used by you at your discretion, including to obtain office space and secretarial support should you desire to do so.

(v) That you agree you will not make any public comment on this matter beyond the information disclosed in the press release that was issued by the Company today.

(vi) That you agree to be available to Ronnie LaBorde, Don Washburn and myself to answer discrete questions that may arise, or address discrete issues with respect to which we may seek your input. It is understood and agreed that any assistance that Ronnie or I may request in this regard will not require any meaningful time commitment on your part. Should any matters arise which are reasonably anticipated to require a greater time commitment, we will negotiate a separate consulting arrangement with you to compensate you appropriately for your effort.

(vii) That you agree you will not trade any Company shares until the Company next opens its trading window pursuant to its Insider Trading policy, and will otherwise comply with the securities laws of the United States in connection with all trading activity.

(viii) That as permitted by Section 8(j) of the Agreement: (1) the Company shall not commence making the severance payments described in Section 8(c)(ii) of the Agreement until August 21, 2014 and (2) on August 21, 2014, the Company shall pay to you in a lump-sum payment any amounts that would have been payable to you under Section 8(c)(ii) of the Agreement beginning with the calendar month that immediately follows the “Earliest Payment Date” (as such term is defined in the Agreement) and ending on August 20, 2014, but for the application of the six-months-plus-one-day payment delay described in Section 8(j) of the Agreement.

If this letter agreement accurately reflects our understanding concerning these matters, please so indicate by executing where indicated below.

Sincerely yours,

AMEDISYS, INC.

By:	/s/ David R. Pitts
David R. Pitts,
Co-Chairman of the Board of Directors & Chairman of the Compensation Committee of the Board of Directors

Agreed:

/s/ William F. Borne
William F. Borne